SECURITIES AND EXCHANGE COMMISSION

Investment Advisers Act Release No. 6244 / File No. 803-00258

J.P. Morgan Investment Management Inc.

February 16, 2023

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an exemptive order under Section 206A of the Investment Advisers Act of 1940 (the "Act") and rule 206(4)-5(e) under the Act.

Applicant: J.P. Morgan Investment Management Inc.

Summary of Application: Applicant requests that the Commission issue an order under Section 206A of the Act and rule 206(4)-5(e) under the Act exempting it from rule 206(4)-5(a)(1) under the Act to permit Applicant to receive compensation from a government entity for investment advisory services provided to the government entity within the two-year period following a contribution by an individual, who was subsequently hired and became a covered associate of the Applicant, to an official of the government entity.

Filing Dates: The application was filed on December 15, 2022, and amended on December 22, 2022.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving Applicant with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on March 13, 2023, and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons may request notification of a hearing by e-mailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicant: J.P. Morgan Investment Management Inc. Ki.Hong@skadden.com, Tyler.Rosen@skadden.com, Lee.K.Michel@jpmchase.com

FOR FURTHER INFORMATION CONTACT: Priscilla Dao, Attorney-Adviser, at (202) 551-5997 or Marc Mehrespand, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website at http://www.sec.gov/rules/iareleases.shtml or by calling (202) 551-8090.

Applicant's Representations:

1.   Applicant is a Delaware corporation registered with the Commission as an investment adviser under the Act. Applicant provides, among other things, discretionary investment advisory services directly to institutional investors and mutual funds (the "Funds").

2.   The individual who made the campaign contribution that triggered the compensation ban (the "Contribution") is Ashbel Williams (the "Contributor"). The Contributor was offered a position by the Applicant on March 18, 2022 to serve as a liaison between Applicant and certain large investors. At the time of the Contribution, he was between jobs – having retired from the Florida State Board of Administration in September of 2021. He was not a "covered associate" as defined in rule 206(4)-5(f)(2) at the time of the Contribution. The Contributor started employment with the Applicant on April 4, 2022, and first solicited a

government entity for investment advisory business on June 9, 2022. The Contributor does not hold an executive officer position. However, his role does include attending meetings with prospective investors. Since joining the Applicant, the Contributor has, in fact, attended meetings with and solicited representatives of certain government entities, although none from the Recipient's jurisdiction. As such, he is a covered associate as defined in rule 206(4)-5(f)(2)(ii).

3.   A public pension plan identified as a government entity, as defined in rule 206(4)-5(f)(5)(ii), with respect to the City of Tallahassee (the "Client"), has a separate account managed by the Applicant and offers one of the Funds advised by the Applicant as an option in a participant-directed plan.

4.   The recipient of the Contribution was John Dailey (the "Recipient"), who was the mayor of Tallahassee and running for re-election as mayor. The investment decisions for the Client, including the hiring of an investment adviser, are overseen by a six-member board, on which the mayor serves in an ex-officio capacity. Due to the Recipient's service on the Client's board, the Recipient is an "official" of the Client as defined in rule 206(4)-5(f)(6)(i). The Contribution that implicated rule 206(4)-5's prohibition on compensation under rule 206(4)-5(a)(1) was given on January 13, 2022 in the amount of $1,000 to the Recipient's campaign for mayor. Applicant states that a friend invited the Contributor to attend a fundraiser for the Recipient's re-election campaign, and the Contributor contributed in connection with that event. As a resident of Tallahassee, the Contributor had a legitimate personal interest in the outcome of the campaign and genuinely believed that the Recipient would promote more favorable centrist and pro-free enterprise policies for Tallahassee. When the Contributor attended the fundraiser discussed above, he and the Recipient shared a conversation, but did not discuss the Client, its relationship to the Applicant – with whom the Contributor was not affiliated – or any other

existing or prospective investors. Applicant states that there was no discussion of the Recipient's

powers, influence or responsibilities involving the investment of city assets or public pension

funds. At the time of the Contribution, the Contributor had no intention of soliciting investment

advisory business from the Client or any other government entity of which the Recipient was an

official. Applicant represents that the Contributor did not solicit any other persons to make

contributions to the Recipient's campaign, and did not arrange any introductions to potential

supporters. The Contribution and attendance at the fundraiser was the Contributor's only

involvement with the Recipient's campaign. The Contributor never informed the Client or its

relationship managers at the Applicant of the Contribution. Applicant represents that at no time

did any employees of the Applicant other than the Contributor have any knowledge that the

Contribution had been made prior to its discovery by the Applicant in February as a result of its

routine prospective employee onboarding procedures.

5.   The Client's advisory relationship with the Applicant dates back to at least 1989,

and the Client began offering a Fund managed by Applicant as an option in a participant-directed

plan in 2016, in both cases before the Recipient was elected and began serving on the Client's

board. Applicant represents that the Contributor has never presented for, or met with, any of the

Client's representatives over the course of the relationship. The Contributor has no role with

respect to the Client. The Contributor has had no contact with any representative of the Client

regarding investment advisory business.

6.   The Contribution was discovered by the Applicant's compliance department in

February 2022 in the course of prospective employee vetting that included review of a pre-hire

political contribution disclosure form on which the Contributor disclosed the Contribution. The

Contributor formally applied for the position with the Applicant on February 1, 2022. Pursuant to the Applicant's pre-hire process for applicants for covered associate positions, the Contributor then received a form asking him to disclose past political contributions and provided that form (on which he disclosed the Contribution) to the Applicant on February 2. The Applicant informed the Contributor that he would need to seek a refund, which he did by contacting the Recipient on February 10, 2022. The Contribution was refunded by the campaign on February 11, 2022.

7.   The Applicant determined that after beginning employment and soliciting a government entity the Contributor would become a covered associate and trigger a ban. At the point he became a covered associate, the Applicant ceased invoicing the Client or accepting compensation for its separate account investment advisory services for the period beginning on the date the Contributor became a covered associate until two years after the date of the Contribution. The Applicant also established a procedure to ensure that any compensation for investment advisory services associated with the Client's investment in a Fund for that period will be held by such Fund in a segregated account and not distributed to the Applicant. When the Client inquired about the status of its invoices for separate account investment advisory services, the Applicant promptly notified Client of the Contribution and the resulting two-year prohibition on compensation absent exemptive relief from the Commission. The Applicant told the Client that they would not be charged fees for the duration of the two-year period absent exemptive relief from the Commission. The Applicant noted that, as an alternative, the fees and compensation could be placed in escrow pending resolution of the Applicant's exemptive application; however, the Client expressed a preference for the Applicant's approach.

8.   The Applicant states that it also took steps to limit the Contributor's contact with any representative of the Client for the duration of the two-year period beginning January 13,

2022, including informing the Contributor that he could have no contact with any representative

of the Client regarding the Applicant's investment advisory business.

9.   The Applicant's Pay-to-Play Policies and Procedures (the "Policy") were adopted

and implemented before the Contribution was made. The Policy was adopted even before rule

206(4)-5's proposal to address state pay-to-play laws. Applicant represents that at all times the

Policy has been more restrictive than what was contemplated by rule 206(4)-5. All contributions

to federal, state and local office incumbents and candidates are subject to pre-clearance, not post-

contribution reporting, by employees under the Policy. There is no *de minimis* exception from

pre-clearance for small contributions to state and local officials. All employees of the Applicant

are subject to the Policy and the spouse, domestic partner, and dependent child of each employee

are also fully subject to the Policy. The Applicant requires that all employees periodically certify

to their compliance with the Policy. Additionally, the Applicant conducts periodic testing (*i.e.*,

searches of federal and state campaign finance databases) to confirm the Policy is being

followed. Prior to hiring, all prospective hires for covered associate positions are required to

disclose any political contributions within the past two years. The Applicant's Compliance

department circulates quarterly compliance certifications that reiterate the need to pre-clear all

political contributions. The Applicant's employees also receive regional compliance reminders

about the Code of Conduct and the Policy, and additional reminders of the need to pre-clear

contributions during election season. The Policy has been incorporated into the firm's Code of

Conduct-related trainings and its periodic reminders.

Applicant's Legal Analysis:

1.   Rule 206(4)-5(a)(1) under the Act prohibits a registered investment adviser from

providing investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment

adviser or any covered associate of the investment adviser. The Client is a "government entity,"

as defined in rule 206(4)-5(f)(5), the Contributor is a "covered associate" as defined in rule

206(4)-5(f)(2), and the Recipient is an "official" as defined in rule 206(4)-5(f)(6).

      2.   Section 206A of the Act authorizes the Commission to "conditionally or

unconditionally exempt any person or transaction . . . from any provision or provisions of [the

Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary

or appropriate in the public interest and consistent with the protection of investors and the

purposes fairly intended by the policy and provisions of [the Act]."

      3.   Rule 206(4)-5(e) provides that the Commission may conditionally or

unconditionally grant an exemption to an investment adviser from the prohibition under rule

206(4)-5(a)(1) upon consideration of the factors listed below, among others:

(1) Whether the exemption is necessary or appropriate in the public interest and

consistent with the protection of investors and the purposes fairly intended by the policy and

provisions of the Act;

(2) Whether the investment adviser: (i) before the contribution resulting in the

prohibition was made, adopted and implemented policies and procedures reasonably designed to

prevent violations of the rule; (ii) prior to or at the time the contribution which resulted in such

prohibition was made, had no actual knowledge of the contribution; and (iii) after learning of the

contribution: (A) has taken all available steps to cause the contributor involved in making the

contribution which resulted in such prohibition to obtain a return of the contribution; and (B) has

taken such other remedial or preventive measures as may be appropriate under the

circumstances;

(3) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment;

(4) The timing and amount of the contribution which resulted in the prohibition;

(5) The nature of the election (*e.g.*, federal, state or local); and

(6) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

4.   Applicant requests an order pursuant to Section 206A and rule 206(4)-5(e), exempting it from the two-year prohibition on compensation imposed by rule 206(4)-5(a)(1) with respect to investment advisory services provided to the Client within the two-year period following the Contribution.

5.   Applicant submits that the exemption is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicant further submits that the other factors set forth in rule 206(4)-5(e) similarly weigh in favor of granting an exemption to the Applicant to avoid consequences disproportionate to the violation.

6.   Applicant contends that, given the nature of the Contribution and the lack of any evidence that the Applicant or the Contributor intended to, or actually did, interfere with the Client's merit-based process for the selection or retention of advisory services, the interests of the Client are best served by allowing the Applicant and the Client to continue their relationship uninterrupted. Applicant states that causing the Applicant to serve without compensation for the remainder of the two year period could result in a financial loss that is approximately 1,000 times the amount of the Contribution. Applicant suggests that the policy underlying rule 206(4)-5 is served by ensuring that no improper influence is exercised over investment decisions by

governmental entities as a result of campaign contributions, and not by withholding

compensation as a result of unintentional violations.

  7. Applicant represents that, before the Contribution occurred, the Applicant had a

Policy which was fully compliant with, and more rigorous than, rule 206(4)-5's requirements

before the rule's initial proposal by the Commission and substantially before the rule's adoption

or dates for required compliance. The Applicant also implemented a mandatory political

contribution disclosure for all prospective employees as part of the standard corporate

employment application process, and performed compliance testing that included random

searches of campaign contribution databases for the names of employees. Applicant states that it

was this disclosure that was effective in identifying the Contribution before the Contributor

became a covered associate.

  8. Applicant asserts actual knowledge of the Contribution at the time of its making

cannot be imputed to the Applicant, given that the Contributor was not an employee of the

Applicant and had not yet received an offer of employment with the Applicant. At no time did

any employees of the Applicant other than the Contributor have any knowledge that the

Contribution had been made prior to its discovery by the Applicant in February 2022 as part of

its standard pre-hire vetting process.

  9. Applicant asserts that after learning of the Contribution, the Applicant and the

Contributor took all available steps to obtain a return of the Contribution. Before the Contributor

was offered employment with the Applicant, the Contributor had obtained a full refund of the

Contribution. At the point he became a covered associate, the Applicant ceased invoicing the

Client or accepting compensation for its separate account investment advisory services for the

period beginning on the date the Contributor became a covered associate until two years after the date of the Contribution. The Applicant also established a procedure to ensure that any compensation for investment advisory services associated with the Client's investment in a Fund for that period will be held by such Fund in a segregated account and not distributed to the Applicant. The Applicant has restricted the Contributor from soliciting the Client and began restricting compensation related to the Client once the Contributor solicited a government entity.

10.   Applicant states that the Contributor is employed to act as a liaison between the Applicant and certain large investors in both the public and private sector. Since joining the Applicant, the Contributor has attended meetings with representatives of certain government entities for the purpose of obtaining or retaining those clients. Accordingly, the Contributor is a covered associate of the Applicant. However, he is not an executive officer of the Applicant, as defined under rule 206(4)-5(f)(4). After learning of the Contribution, the Applicant took steps to limit the Contributor's contact with any representative of the Client for the remainder of the two-year period beginning January 13, 2022. The Applicant informed the Contributor that he could have no contact with any representative of the Client regarding any aspect of the Applicant's investment advisory business, including current or prospective investments of the Client.

11.   Applicant states the Client's decision to invest substantially predates the Contributor's employment with the Applicant and the Recipient's becoming a covered official. The Client's decisions to invest with Applicant and/or to establish advisory relationships have been made on an arms' length basis free from any improper influence as a result of the Contribution. Applicant also submits that the nature of the election and other facts and circumstances indicate that the Contributor's apparent intent in making the Contribution was not to influence the selection or retention of the Applicant. The Contributor has long been involved in public policy and his community. After leaving public service, where he had a practice of not

making political contributions, he felt free to support a candidate whom he knew through an economic club and whose policy views were in line with his own. The Contributor also had a legitimate interest in the outcome of the campaign given that he lives in Tallahassee.

12.   Applicant states that the Contributor's action in making a contribution that would later trigger a ban resulted from his lack of knowledge about rule 206(4)-5's look-back provisions and, thus, his failure to appreciate the fact that the Contribution might impact potential future activities for an investment advisory firm that might employ him in the future. Applicant represents that the Contributor never spoke with the Recipient or anyone else about the authority of the mayor over investment decisions. The Contributor was not affiliated with the Applicant at the time of the Contribution and, in any event, never mentioned the Client, its relationship to the Applicant, or any other existing or prospective investors to the Recipient. Applicant contends that the Contributor had no intention of soliciting investment advisory business from the Client or any other government entity of which the Recipient was an official. The Contributor never told any prospective or existing investor (including the Client) or any relationship manager at the Applicant about the Contribution.

13.   Applicant submits that neither the Applicant nor the Contributor sought to interfere with the Client's merit-based selection process for advisory services, nor did they seek to negotiate higher fees or greater ancillary benefits than would be achieved in arms' length transactions. Applicant further submits that there was no violation of the Applicant's fiduciary duty to deal fairly or disclose material conflicts given the absence of any intent or action by the Applicant or the Contributor to influence the selection process. Applicant contends that in the case of the Contribution, the imposition of the two-year prohibition on compensation does not

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achieve rule 206(4)-5's purposes and would result in consequences disproportionate to the mistake that was made.

<u>Applicant's Conditions</u>:

The Applicant agrees that any order of the Commission granting the requested relief will be subject to the following conditions:

(1) The Contributor will be prohibited from discussing any business of the Applicant with any "government entity" client or prospective client for which the Recipient is an "official" as defined in rule 206(4)-5(f)(6), until January 13, 2024.

(2) The Contributor will receive written notification of this condition and will provide a quarterly certification of compliance until January 13, 2024. Copies of the certifications will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicant, and be available for inspection by the staff of the Commission.

(3) The Applicant will conduct testing reasonably designed to prevent violations of the conditions of this Order and maintain records regarding such testing, which will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicant, and be available for inspection by the staff of the Commission.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary